ROUGE RESOURCES LTD.

(An Exploration Stage Company)

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JULY 31, 2011

(Expressed in Canadian Dollars)

Statements of Financial Position Statements of Loss and Comprehensive Loss Statements of Changes in Shareholders’ Equity (Deficiency) Statements of Cash Flows Notes to Financial Statements

NOTICE TO READER – From Rouge Resources Ltd

The condensed interim financial statements of Rouge Resources Ltd. (“the Company”), including the accompanying statements of financial position as at July 31, 2011, January 31, 2011 and February 1, 2010 and the statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the three and six months ended July 31, 2011 and 2010, are the responsibility of management. These financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates in accordance with International Financial Reporting Standards for interim financial statements.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rouge Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars – unaudited)

	Notes	July 31, 2011	January 31, 2011	February 1, 2010
			(Note 13)	(Note 13)
ASSETS

Current assets
Cash		$108,715	$144,952	$53,623
Harmonized sales tax refundable		3,626	8,419	1,816
		112,341	153,371	55,439
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Furniture and equipment - net	4	3,161	2,886	1,294
Exploration and evaluation assets	5	212,879	200,879	105,791
		222,940	210,665	113,985

TOTAL ASSETS		$335,281	$364,036	$169,424

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$97,242	$92,523	$70,556
Related party payable	7	185,272	100,913	1,069,901

TOTAL LIABILIITES		282,514	193,436	1,140,457

SHAREHOLDERS’ EQUITY (DEFICENCY)

Share capital	8	3,110,796	3,110,796	1,613,471
Share subscriptions received	8	-	-	100,000
Equity component of convertible note		53,357	53,357	53,357
Deficit		(3,111,386)	(2,993,553)	(2,737,861)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		52,767	170,600	(971,033)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$335,281	$364,036	$169,424

Going concern	1

Approved on behalf of the Board of Directors:

“Linda Smith”	“Darcy Krell”
Director	Director

See accompanying notes to these condensed interim financial statements	2

Rouge Resources Ltd.
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars – unaudited)

		Three months ended July 31,		Six months ended July 31,
		2011	2010	2011	2010
	Notes		(Note 13)		(Note 13)
Expenses
Amortization		$217	$97	$433	$194
Accounting and audit fees		6,438	2,036	10,325	11,379
Accretion of convertible promissory note		-	-	-	14,926
Management fees	7	15,000	15,000	30,000	30,000
Office and miscellaneous	7	13,709	14,199	28,547	27,588
Professional fees		2,873	2,605	34,774	5,477
Transfer agent and filing fees		7,223	8,507	8,667	9,470
Travel and promotion		2,479	3,663	5,087	6,478

Net and total comprehensive loss for the period		$(47,939)	$(46,107)	$(117,833)	$(105,512)

Loss per share – basic and diluted	8	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding
– basic and diluted		40,565,171	40,565,171	40,565,171	40,565,171

See accompanying notes to these condensed interim financial statements	3

Rouge Resources Ltd.
Condensed Interim Statements of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars – unaudited)

				Share	Equity
		Common Shares		Subscriptions	Component of
	Notes	Number	Amount	Received	Convertible Notes	Deficit	Total

Balance at February 1, 2010	13	10,565,171	$1,613,471	$100,000	$53,357	$(2,737,861)	$(971.033)
Shares issued for cash – private placement		30,000,000	1,500,000	(100,000)			1,400,000
Share issue costs			-				-
Net and total comprehensive loss for the six month period						(105,512)	(105,512)

Balance at July 31, 2010		40,565,171	$3,113,471	-	$53,357	$2,797,266)	$369,562

Balance at August 1, 2010		40,565,171	$3,113,471	-	$53,357	$(2,797,266)	$369,562
Shares issued for cash – private placement		-	-				-
Share issue costs			(2,675)				(2,675)
Net and total comprehensive loss for the six month period						(150,180)	(150,180)

Balance at January 31, 2011		40,565,171	$3,110,796	-	$53,357	$(2,993,553)	$170,600

Balance at February 1, 2011		40,565,171	$3,110,796	-	$53,357	$(2,993,553)	$170,600
Shares issued for cash – private placement		-	-				-
Share issue costs			-				-
Net and total comprehensive loss for the six month period						(117,833)	(117,833)

Balance at July 31, 2011		40,565,171	$3,110,796	-	$53,357	$(3,111,386)	$52,767

See accompanying notes to these condensed interim financial statements	4

Rouge Resources Ltd.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian dollars – unaudited)

	Three months ended July 31,		Six months ended July 31
	2011	2010	2011	2010
Operating activities
Net and total comprehensive loss for the period	$(47,939)	$(46,107)	$(117,833)	$(105,512)
Adjustments for non-cash items:
Amortization	217	97	433	194
Accretion of promissory note	-	-	-	14,926
	(47,722)	(46,010)	(117,400)	(90,392)
Changes in non-cash working capital items:
Harmonized sales tax refundable	7,649	(5,864)	4,793	(5,721)
Trade payables and accrued
Liabilities	(17,297)	(15,325)	4,719	(10,582)
Net cash flows from (used in) operating activities	(57,370)	(67,199)	(107,888)	(106,695)

Investing activities
Expenditures on furniture and equipment	(708)	-	(708)	-
Expenditures on exploration and evaluation assets	-	(88,088)	(12,000)	(95,088)
Net cash flows from (used in) investing activities	(708)	(88,088)	(12,708)	(95,088)

Financing activities
Change in related party payable	51,990	3,297	84,359	(1,011,855)
Share subscriptions received	-	-	-	(100,000)
Proceeds on issuance of common shares	-	(2,675)	-	1,497,325
Net cash flows from (used in) financing activities	51,990	622	84,359	385,470

Increase (decrease) in cash	(6,088)	(154,665)	(36,237)	183,687
Cash, beginning of period	114,803	391,975	144,952	53,623

Cash, end of period	$108,715	$237,310	$108,715	$237,310

See accompanying notes to these condensed interim financial statements	5

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

1.        Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated under the name Gemstar Resources Ltd on March 31, 1988, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. In October, 2007, the Company changed its name to Rouge Resources Ltd. and consolidated it’s outstanding share capital on a one new for ten old (1:10) share basis.

The Company is a reporting issuer in British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. The Company’s shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

The head office, principal address and records office of the Company are located at 409 Granville St. - Suite 203, Vancouver, British Columbia, Canada, V6C 1T2. The Company’s registered address is the same.

These condensed interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at July 31, 2011, the Company had not yet determined whether its property contains economically recoverable resources, but anticipates it has sufficient cash reserves to finance day to day operations into the foreseeable future. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating expenses over the next twelve months with existing cash reserves, loans from officers/ directors and/or private placement of common shares.

2.        Significant accounting policies and basis of preparation

These financial statements were authorized for issue on September 23, 2011 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2011. However, this interim financial report, being the second IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13.

Basis of preparation

The condensed interim financial statements of the Company are presented in Canadian dollars unless otherwise noted; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

See accompanying notes to these condensed interim financial statements	6

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

2.        Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Foreign currency translation and balances

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of loss and comprehensive loss in the period in which they arise.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of loss and comprehensive loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) insufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

See accompanying notes to these condensed interim financial statements	7

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

2.        Significant accounting policies and basis of preparation (cont’d)

Share-based payments

The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

The Company has not granted any stock options to date and no stock options are currently outstanding.

Financial instruments

The Company classifies its financial assets and liabilities in the following categories:

  Financial assets at fair value through profit or loss (“FVTPL”) – Cash and credit card security deposit.
  Other financial liabilities – Trade payables and related party payable.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instrument.

Financial assets at fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. Financial assets classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset.

De-recognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method when applicable, with interest expense recognized on an effective yield basis.

De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the group’s obligations are discharged, cancelled or they expire.

The Company does not have any derivative financial assets and liabilities.

See accompanying notes to these condensed interim financial statements	8

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

2.        Significant accounting policies and basis of preparation (cont’d)

Impairment of non-financial assets

The carrying amount of the Company’s assets, which include furniture and equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of loss and comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life not subject to amortization are tested annually for impairment.

Deferred Income taxes

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Pre-tax discount rates reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

See accompanying notes to these condensed interim financial statements	9

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

2.        Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company is not required to provide for restoration and environmental obligations. Accordingly, no provision has been made.

Furniture and equipment

Furniture and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of loss and comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values at the rate of 30% per year.

3.        Recent accounting pronouncements

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10,

Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is currently evaluating impact of the new standards on its financial statements and whether to early adopt any of the new requirements.

See accompanying notes to these condensed interim financial statements	10

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

3.        Recent accounting pronouncements (cont’d)

The following is a brief summary of these new standards:

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a Company to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Companies.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

In addition, there have been amendments to existing standards, including IAS 27 and IAS 28. IAS 27, Separate Financial Statements, addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. Amended IAS 28 addresses Investments in Associates and Joint Ventures.

On November 12, 2009, IFRS 9, Financial Instruments, was issued to replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 31, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial statements and whether to early adopt this requirement. The IASB is expected to publish new IFRSs on the following topics during 2012:

  Leases
  Revenue recognition
  Stripping costs

The Company will assess the impact of these new standards on the Company’s operations as they are published.

See accompanying notes to these condensed interim financial statements	11

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

4.        Furniture and equipment

	Cost	Accumulated	Net book
		amortization	value

At February 1, 2010	$5,970	$(4,676)	$1,294
Additions	2,031	-	2,031
Amortization	-	(439)	(439)

At January 31, 2011	$8,001	$(5,115)	$2,886
Additions	708		708
Amortization		(433)	(433)

At July 31, 2011	$8,709	$(5,548)	$3,161

5.        Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the six months ended July 31, 2011 and since inception:

	Canada
			Total for	Total for
	Dotted Lake	Lampson Lake	six months	year ended
			ended	January 31, 2011
			July 31, 2011

Property acquisition costs
Balance, beginning of period	$15,261	$9,033	$24,294	$15,261
Additions	-	12,000	12,000	9,033
Balance, end of period	15,261	$21,033	$36,294	$24,294

Exploration and evaluation costs
Balance, beginning of period	$176,585	$-	$176,585	$90,530
Additions
Drilling and related costs				57,832
Field and camp costs				213
Geological consulting				16,099
Project administration				6,754
Travel and accommodation				5,157
	-	-	-	86,055
Balance, end of period	$176,585	$-	$176,585	$176,585
Total	$191,846	$21,033	$212,879	$200,879

The Company is a mineral exploration company focused on the exploration of mineral properties, primarily in Canada. The Company’s principal property is the Dotted Lake Property, located in north-central Ontario, in which the Company holds a 100% interest. In addition, the Company has entered into an exclusive option agreement to acquire mineral exploration interests on the Lampson Lake Property adjacent to the Dotted Lake Property.

See accompanying notes to these condensed interim financial statements	12

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

5.        Exploration and evaluation assets (cont’d)

The original claim on the Dotted Lake Property was staked during year ended January 31, 2001 and then re-staked in March 2003 after the claim lapsed due to insufficient work credits. Since then, the Company has conducted certain acquisition and exploration activities; completed a 43-101 compliant geological report; and kept its mineral property interests in good standing with the Ontario Ministry of Northern Development and Mines (“MNDMF”) for future exploration. In October 2009, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to 10 claims of 82 units by means of staking at a cost of $11,055.

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 upon signing the agreement (paid on April 20, 2010); $12,000 on April 20, 2011 (paid on schedule); $16,000 on April 20, 2012; and $25,000 on April 20, 2013. The claims are subject to a 2% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property. Upon exercise of this option, total Company holdings will be 12 claims of 104 mining units covering 1583 hectares.

Other than the second option payment of $12,000 on the Lampson Lake Property made on April 20, 2011, no exploration expenditures were incurred by the Company during the six months ended July 31, 2011.

The Company’s property interests are held in the name of Mr. Darcy Krell, an officer and director of the Company, as trustee for the Company pursuant to an Amended Trust and Indemnity Agreement dated December 16, 2010.

Pursuant to the recommendations from the Company’s consulting geologist, Fladgate Exploration Consulting, the Company plans to conduct future exploration on its mineral property interests at an estimated cost of $226,000, subject to funds availability. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples.

6.        Trade payables and accrued liabilities

	July 31,	January 31,
	2011	2011

Trade payables	$74,317	$56,273
Accrued liabilities	22,925	36,250
	$97,242	$92,523

7.        Related party payable and transactions

The following related party payable is unsecured, non-interest bearing and has no fixed term of repayment.

	July 31,	January 31,
	2011	2011

Director and officer of the Company	$185,272	$100,913

See accompanying notes to these condensed interim financial statements	13

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

7.        Related party payable and transactions (cont’d)

The Company had the following transactions with a director and officer of the Company:

	Six months ended July 31,
	2011	2010

Management fees	$30,000	$30,000
Office rent	15,000	15,000
	$45,000	$45,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

8.        Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At July 31, 2011 there were 40,565,171 issued and fully paid common shares (January 31, 2011 – 40,565,171). No shares were issued during the six months ended July 31, 2011.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six month period ended July 31, 2011 was based on the loss attributable to common shareholders of $117,833 (July 31, 2010 - $105,512) and the weighted average number of common shares outstanding of 40,565,171 (July 31, 2010 – 40,565,171).

Diluted loss per share did not include effect of the 30,000,000 share purchase warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted a stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

No stock options have been granted and accordingly no stock options are currently outstanding.

See accompanying notes to these condensed interim financial statements	14

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

8.        Share capital (cont’d)

Share purchase warrants

The changes in share purchase warrants during the six month period ended July 31, 2011 and the year ended January 31, 2011 are as follows:

	July 31, 2011		January 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning of period	30,000,000	$0.10	10,000,000	$0.10
Warrants issued	-		30,000,000
Warrants expired	-		(10,000,000)
Warrants outstanding, end of period	30,000,000	$0.10	30,000,000	$0.10

The expiry date for the warrants outstanding is April 30, 2012.

9.        Income taxes

The Company has non-capital losses available for carry forward totaling approximately $1,072,000, excluding the net and comprehensive loss of $117,833 for six months ended July 31, 2011, which expire as follows:

2012	$84,000
2026	132,000
2027	176,000
2028	152,000
2029	183,000
2030	105,000
2031	240,000
$1,072,000

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these non-capital losses before expiry.

10.      Restoration and environmental obligations

When required, the Company’s provision for restoration and environmental obligations will consist of costs accrued based on the current best estimate of reclamation activities that will be required at the Dotted Lake property site upon termination of exploration and evaluation activity or, if the property commences commercial production, the completion of mining activity. When required, the Company’s provision for future site closure and reclamation costs will be based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.

At present, the Company is not required to provide for restoration and environmental obligations. Accordingly, no provision has been made.

See accompanying notes to these condensed interim financial statements	15

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

11.      Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government on its expenses and purchases.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company operates primarily in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists primarily of share capital net of accumulated deficit.

There were no changes in the Company's approach to capital management during the year andthe Company is not subject to any externally imposed capital requirements.

See accompanying notes to these condensed interim financial statements	16

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

11.      Financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	July 31,	January 31,
	2011	2011
Financial assets:
Cash	$108,715	$144,952
Harmonized sales tax refundable	3,626	8,419
Credit card security deposit	6,900	6,900
	$119,241	$160,271

Other financial liabilities included in the statement of financial position are as follows:

	July 31,	January 31,
	2011	2011
Other financial liabilities:
Trade payables	$74,317	$56,273
Related party payable	185,272	100,913
	$259,589	$157,186

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at July 31, 2011 and January 31, 2011:

	As at July 31, 2011
	Level 1	Level 2	Level 3
Cash	$108,715	$-	$-
Harmonized sales tax refundable	3,626
Credit card security deposit	6,900

	As at January 31, 2011
	Level 1	Level 2	Level 3
Cash	$144,952	$-	$-
Harmonized sales tax refundable	8,419
Credit card security deposit	6,900

See accompanying notes to these condensed interim financial statements	17

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

12.      Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. All of its non-current assets are located in Canada.

13.      Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the second interim financial statements of the Company reported under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, February 1, 2011 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures at February 1, 2010, previously reported under previous Canadian GAAP, have been disclosed in accordance with IFRS.

Optional exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

-	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.
-

The Company has elected not to retrospectively apply IFRS 2 “Share-based payments” to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS. The Company did not have any unvested outstanding equity instruments as of the Transition Date.

Mandatory transition exceptions applied

The Company has applied the following mandatory transition exception under IFRS:

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliation of previous Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, loss and comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, loss and comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result there were no adjustments to the statements of financial position, loss and comprehensive loss, cash flows and changes in shareholders’ equity.

See accompanying notes to these condensed interim financial statements	18

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

14.      Material differences between IFRS and United States Generally Accepted Accounting Principals (US “GAAP”)

These financial statements have been prepared in accordance with IFRS which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with US GAAP. The material differences between IFRS and US GAAP affecting the Company’s financial statements are described and quantified below.

Exploration and evaluation assets

Acquisition and exploration costs are accounted for in accordance with IFRS as disclosed in Note 2. For US GAAP, acquisition costs are capitalized and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

Equity component of convertible note

Under IFRS, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature based on their relative fair values. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

Effect on Balance Sheets

	July 31, 2011	Jan 31, 2011	Feb 1, 2010
Exploration and evaluation assets
Per IFRS	$212,879	$200,879	$105,791
Deferred exploration costs written off	(178,618)	(178,618)	(90,530)
Per US GAAP	$34,261	$22,261	$15,261

	July 31, 2011	Jan 31, 2011	Feb 1, 2010
Liabilities
Per IFRS	$282,514	$193,436	$1,140,457
Equity portion of convertible note reversed	53,357	53,357	53,357
Accretion of convertible note reversed	(53,357)	(53,357)	(38,430)
Per US GAAP	$282,514	$193,436	$1,155,384

Shareholders’ Equity (Deficiency)
Per IFRS	$52,767	$170,600	$(971,033)
Deferred exploration costs written off	(178,618)	(178,618)	(90,530)
Equity portion of convertible note reversed	(53,357)	(53,357)	(53,357)
Accretion of convertible note reversed	53,357	53,357	38,430
Per US GAAP	$(125,851)	$(8,018)	$(1,076,490)

See accompanying notes to these condensed interim financial statements	19

Rouge Resources Ltd.
Notes to the Condensed Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the six months ended July 31, 2011 and 2010

14.      Material differences between IFRS and United States Generally Accepted Accounting Principals (US “GAAP”) (cont’d)

Effect on Statements of Loss and Comprehensive Loss and Deficit

	Six Months	Six Months	Year Ended
	Ended July 31,	Ended July 31,	January 31,
	2011	2010	2011
Net and total comprehensive loss
Per IFRS	$(117,833)	$(105,512)	$(255,692)
Deferred exploration costs written off	-	(86,055)	(88,088)
Accretion of convertible note	-	14,926	14,926
Per US GAAP	$(117,833)	$(176,641)	$(328,854)
Loss per common share - basic and diluted
Per IFRS	$(0.00)	$(0.00)	$(0.01)
Per US GAAP	$(0.00)	$(0.00)	$(0.01)

Effect on Statements of Cash Flows

	Six Months	Six Months	Year Ended
	Ended July 31,	Ended July 31,	January 31,
	2011	2010	2011
Net cash flows (used in) operating activities
Per IFRS	$(107,888)	$(106,695)	$(224,963)
Deferred exploration costs written off	-	(86,055)	(88,088)
Accretion of convertible note	-	14,926	14,926
Per US GAAP	$(107,888)	$(177,824)	$(298,125)

Net cash flows (used in) investing activities
Per IFRS	$(12,708)	$(95,088)	$(97,119)
Deferred exploration costs written off	-	86,055	88,088
Per US GAAP	$(12,708)	$(9,033)	$(9,031)

See accompanying notes to these condensed interim financial statements	20